FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File Number: 001-33863

XINYUAN REAL ESTATE CO., LTD.

No. 18 Xinyuan Road

Zhengzhou, Henan 450011

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

XINYUAN REAL ESTATE CO., LTD.

Form 6-K

Page
Signature	4

Exhibit 99.1 – Presentation Materials	6

The Company commenced its non-deal road show scheduled for April 3, 2008 to April 11, 2008. A copy of the non-deal road show presentation materials is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Chief Executive Officer

Date: April 3, 2008

EXHIBIT INDEX

Exhibit No.	Description
99.1	Presentation Materials

Exhibit 99.1

Xinyuan Real Estate Co., Ltd

Corporate Presentation

April 2008

Important Notice

This non-transaction related presentation is not and does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire securities of Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) in any jurisdiction or an inducement to enter into investment activity, nor may it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever. Specifically, this presentation does not constitute a “prospectus” within the meaning of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

The information contained in this presentation has not been independently verified. No representation, warranty or undertaking, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or the opinions contained herein. None of the Company or any of its affiliates, advisors or representatives will be liable (in negligence or otherwise) for any loss howsoever arising from any use of this presentation or its contents or otherwise arising in connection with the presentation.

This presentation contains forward-looking statements within the meaning of Section 27a of the Securities Act and Section 21e of the U.S. Securities Exchange Act of 1934, as amended. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements concerning our beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that certain performance measures used herein may not be indicative of future performance or of our operating results when prepared in accordance with U.S. generally accepted accounting principles; the risk that we may be unable to complete our property developments on time or at all; the risk that our results of operations may fluctuate from period to period; the risk that the PRC government may adopt further measures to curtail the overheating property sector; the risk that we face intense competition from other real estate developers; the risk that PRC economic, political and social conditions as well as government policies can affect our business and other risks outlined in our public filings with the U.S. Securities and Exchange Commission, including our registration statement on Form F-1, as amended. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Agenda

I. Company Overview

II. Operating and Financial Update

III. Recent Market Updates, Risks and Business Model

Company Overview

Over Ten Years of Operating Experience in China

Standardized and Replicable Business Model

Rapid Asset Turnover, Efficient Working Capital Management and Strict Cost Control

Proven Track Record of Disciplined Expansion

Target Market

Second Tier Cities

35 second tier cites with population over 215mm

Increasing urbanization, high economic growth and growing disposable income

Sustainable land supply for future developments

Strong demand for affordable housing

Middle Income Consumer

Targeted customers demanding quality mid-sized residential units in large community developments

Encouraged by governmental policies promoting the development of more low- and mid- priced housing

2007 Operating Highlights

2007 Operating Highlights Xinyuan’s Diversified Markets and Property Portfolio

Acquired 9 parcels of land with a total developable GFA of 1.7mm sqm

Launched 6 new projects with a total developable GFA of .9mm sqm

Completed 3 projects with a total GFA of .4mm sqm

Asset turnover(1) at 0.6x and Bid-to-Development-Launch averaging 4 months

Xinyuan’s Present Markets

Six strategically selected second tier cities with a combined population of more than 34.5 million people

New Markets Targeted for Expansion

Eight second tier cities with strong demand for high quality, affordable housing

Shenyang

Tianjin

Jinan Qingdao Xi’an Zhengzhou Suzhou Hefei Chengdu Kunshan

Wuhan

Hangzhou

Chongqing Changsha

Q1 2007 – Pre sale only in 2 cities, Zhengzhou and Jinan Q1 2008 – Pre sale in 5 cities

Source: Company data as of December 31, 2007; China Statistical Year Book, 2006 Edition

(1)	Asset turnover is based on total revenue divided by simple average of current and previous year’s total assets
11

Projects Overview (1)

Chengdu

Hefei

Jinan

Kunshan

Suzhou

Zhengzhou

Total

Properties under Construction

No. of Projects

1

1

3

—

2

1

8

No. of Units

4069

1,649

4931

—

3,283

920

14,852

GFA completed (Sq.m)

232,583

145,452

348,702

—

278,310

67,578

1,072,625

Properties under Planning

No. of Projects

1

—

—

1

1

3

6

No. of Units

3,113

—

—

5,147

3,209

5,207

16,676

GFA (Sq.m)

217,711

—

—

501,244

208,372

498,617

1,425,944

Completed Projects

No. of Projects

—

—

1

—

—

13

14

No. of Units

—

—

786

—

—

8,645

9,431

GFA (Sq.m)

—

—

61,066

—

—

939,995

1,001,061

Total No. of Projects

2

1

4

1

3

17

28

Total Units

7,182

1,649

5,717

5,147

6,492

14,772

40,959

Total GFA (Sq.m)

450,294

145,452

409,768

501,244

486,682

1,506,190

3,499,631

Note (1): Company data as of December 31, 2007

12

Financial Results

Net Revenue

($ mm) $400 $350 $309.7 $300 7% $142.4

05.

$250 = 1

GR CA

$200 $150 $100 $61.9 $35.6 $50 $0

2004 2005 2006 2007 (1)

Profit Margin

31.2%	32.8%

26.0%

24.0% 15.4%

13.7%

11.1%	11.3%

2004 2005 2006 2007 (1)

Gross Margin Net Margin

Net Income

($ mm) $50 $42.5

$40 .7%

121

R=

$30 AG

C

$20 $9.6 $16.1

$10 $3.9 $0

(1)

2004 2005 2006 2007

Q1 08 Contracted Sales Pre-Announcement

0% 6 9

=

?RMB mm a t e RMB 1,063

hr w t r o

Yg

Y O

RMB 134

Q107 Q108E (2)

(1): Unaudited results for 2007

(2): Contracted sales does not represent revenue recognized in our statement of operation. Under the POC method, revenue is recognized based on contracted sales multiplied by the ratio of actual cost incurred over total budgeted costs

13

Xinyuan’s Model

Regulatory

Land for commodity housing developments

Land Grant

shall only be granted by way of competitive

Subject to

bidding, public auction or listing-for-sale

Public Auction

(Effective on July 1, 2002)

Imposition of a charge on land that remains undeveloped for one year (Effective on April

28, 1999)

Cancellation of land use rights for land that remains undeveloped for two years (Effective

Immediate

on April 28, 1999)

development is

a mandatory

Local government should submit special

requirement

report to State Council regarding disposition of idle land by June, 2008

Local tax authorities levy Land Appreciation

Tax based on progressive rates ranging from

30% to 60% on the appreciation of land value

Xinyuan’s Business Model

Adhere to

Consistent

Acquire land through public auctions, which

Land

comes with clean titles and is ready for

Acquisition

development

Strategy

Continue toadhere to

Begin development immediately after land

immediate

acquisition; Do not tie up capital on idle land

development

14

Risks and Xinyuan’s Right Business Model

Risks

Regulatory Risk Landbank Execution Risk

Xinyuan’s Model

Although the PRC government has introduced various measures to cool down the real estate markets, such measures are primarily targeted at the luxury residential sector

Xinyuan focuses on providing mid-sized residential properties in second tier cities in China. Its target clients are middle income customers who buy house for self use, rather than speculation

Land appreciation tax limited to Xinyuan. Company’s policy not to rely on profit from land appreciation gains. Fast asset turnover business model.

Xinyuan typically acquires land through a transparent government auction system

Land supply through the auction system in the target markets is abundant; The future business development will not be constrained by land supply

Xinyuan has developed a successful standardized and scalable development model, which accelerate its development cycle, release its capital quickly from land acquisition cost and mitigate its exposure to market risk

Government policy imposed penalty for sitting on idle land, which provides strong support to Xinyuan’s fast development model

Risks and Xinyuan’s Right Business Model (Con’d)

Risks

Tightened Bank Lending Policy

Sustainability of Growth

Liquidity

Xinyuan’s Model

Current cash flow is good enough for existing projects

Speed up capital turnover by selling certain units of selected projects

Xinyuan uses short period land collateral loan and is a preferred client to many major

Chinese banks

Entered into Strategic Cooperation Agreement with major banks, which provide Xinyuan and our customers with priority status in receiving loans

Get smaller amounts of loans in several phases based on project progress

Standard business model which can be easily replicated to other cities

Track record of successfully expanding into six cities

Well trained team of managers, ensuring the same execution quality in other cities

Fast development cycle secures cash flow generated by new projects to improve credit metrics

16

Thank you!

Q&A

17